Exhibit 21

SUBSIDIARIES OF THE REGISTRANT AS OF JUNE 30, 2008

Subsidiary	State or Other Jurisdiction

AccessMedia Networks, Inc.	California
PeopleCaster, Inc.	Delaware
MyVod, Inc.	Delaware
Media Zone, LTD	California
Value Investments, Inc.	Nevada
IMSI Australia PTY	Australia
Broadcaster Interactive Group, Inc.	California
LampLighter, Inc.	California
Eyecandy, Inc.	Delaware